Exhibit A

Contents
Chairman’s letter

Biographies of Directors seeking reappointment

Notice of Annual General Meeting

Notes

Appendices

A letter from the Chairman to shareholders including the Notice of Annual General Meeting.
To be held at:
The Cumberland Hotel, Great Cumberland Place, London W1H 7DL on Friday 26 September 2008 at 10.00am.
This document is important and requires your immediate attention.
If you are in doubt about its contents or the action you should take, you are recommended to seek your own personal financial advice without delay from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000.
If you have sold or transferred all your ordinary shares in British Sky Broadcasting Group plc, please forward this document and the accompanying Form of Proxy at once to the purchaser or transferee or the agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

British Sky Broadcasting Group plc Notice of Annual General Meeting 2008	1

Chairman’s letter
Dear Shareholder,
Annual General Meeting
This year’s Annual General Meeting (AGM) is to be held at The Cumberland Hotel, Great Cumberland Place, London W1H 7DL on Friday 26 September 2008 at 10.00am. The Notice of AGM, which follows this letter, sets out the business to be considered at the meeting. The purpose of this letter is to explain certain elements of that business to you.
Resolution 2
Final dividend
A final dividend for the year ended 30 June 2008 of 9.6 pence per ordinary share of 50p each in the capital of the Company is recommended by the Directors for payment to shareholders who are on the register at the close of business on 24 October 2008. It is proposed that shareholders declare this dividend by passing this Resolution. If so declared the date of payment of the final dividend will be 14 November 2008.
Resolutions 3 to 10 (inclusive)
Reappointment of Directors
Resolutions 3 and 4 deal with the reappointment of Andrew Griffith and Daniel Rimer pursuant to Article 116 of the Company’s Articles of Association (since they were appointed by the Directors since the last AGM). Resolutions 5, 6, 7 and 8 deal with the reappointment of David Evans, Allan Leighton, Lord Wilson of Dinton and myself. Resolutions 9 and 10 deal with the annual reappointment of David F. DeVoe and Arthur Siskind in accordance with requirement A.7.2 of the Combined Code, as they have served as Non-Executive Directors for longer than nine years. Biographies of each of these Directors can be found on page 4 of this document.
David Evans, Allan Leighton, Daniel Rimer and Lord Wilson of Dinton are Non-Executive Directors who are considered by the Board to be independent. The Board has confirmed, following a performance review, that all Directors standing for reappointment at the forthcoming AGM continue to perform effectively and demonstrate commitment to their roles. The Committee’s review took into consideration the fact that Allan Leighton will have served on the Board for nine years in October 2008. Provision A.3.1. of the Combined Code suggests that serving more than nine years could be relevant to the determination of a Non-Executive Director’s independence. The Committee concluded that Mr Leighton continued to demonstrate the essential characteristics of independence expected by the Board and that there are no relationships or circumstances that are likely to affect, or could appear to affect, his judgement. In accordance with requirement A.7.2. of the Combined Code, Mr Leighton will be subject to annual reappointment by shareholders with effect from the Company’s AGM in 2009.
Resolution 12
Remuneration report
It is mandatory for all listed companies to put their report on Directors’ remuneration to an advisory shareholder vote. As the vote is advisory it does not affect the actual remuneration paid to any individual Director. The report on Directors’ remuneration is summarised on pages 29 to 34 of the Annual Review and set out in full in the Annual Report.
Resolution 13
Political donations
Resolution 13 is designed to deal with the rules on political donations contained in the Companies Act 2006 (the 2006 Act). Under the rules, political donations to any political parties, independent election candidates or political organisations or the incurring of political expenditure are prohibited unless authorised by shareholders in advance. What constitutes a political donation, a political party, a political organisation, or political expenditure is not easy to determine, as the legislation is capable of wide interpretation. Sponsorship, subscriptions, payment of expenses, paid leave for employees fulfilling public duties, and support for bodies representing the business community in policy review or reform, may fall within this. Therefore, notwithstanding that we have no intention either now or in the future of making any political donation or incurring any political expenditure in respect of any political party, political organisation or independent election candidate, the Board has decided to put forward this Resolution to renew the authority granted by shareholders at the AGM of the Company held on 2 November 2007. This will allow the Company to continue to support the community and put forward its views to wider business and Government interests without running the risk of being in breach of the law. As permitted under the 2006 Act, the Resolution has also been extended to cover any political donations made, or political expenditure incurred, by any subsidiaries of the Company.
Resolution 14
Allotment of share capital
At the AGM of the Company held on 2 November 2007, the Directors were given authority to allot ordinary shares in the capital of the Company up to a maximum nominal amount of £289,000,000 representing approximately 33% of the Company’s then nominal issued ordinary share capital. This authority expires at the end of the AGM on 26 September 2008. Your Board considers it appropriate that a further similar authority be granted to allot ordinary shares in the capital of the Company up to a maximum nominal amount of £289,000,000 (representing approximately 33% of the Company’s issued ordinary share capital as at 8 August 2008, being the latest practical date prior to publication of this circular) in the period up to the conclusion of the AGM in 2009. As at the date of this letter, the Company does not hold any ordinary shares in the capital of the Company in treasury. The Directors have no present intention of exercising this authority.
Resolution 15 (Special Resolution)
Disapplication of statutory pre-emption rights
This Resolution will empower the Directors to allot ordinary shares in the capital of the Company for cash on a non-pre-emptive basis (a) in connection with a rights issue and (b) (otherwise than in connection with a rights issue) up to a maximum nominal value of £43,500,000, representing approximately 5% of the issued ordinary share capital of the Company as at 8 August 2008 (being the latest practical date prior to publication of this circular).
Resolution 16
Increase in maximum annual aggregate fees permitted to be paid to Non-Executive Directors
Pursuant to the current Articles of Association, the Company is allowed by Ordinary Resolution to increase the maximum aggregate fees permitted to be paid to Directors each year for their services in the office of Director. The Articles of Association currently provide for aggregate fees of a maximum of £750,000. This amount was last considered and approved by shareholders in 2002. Following a review of the fees paid to the Non-Executive Directors, it is proposed that the maximum aggregate amount be raised to £1,500,000 bringing it in line with the aggregate limits imposed by other comparable listed companies.

2	British Sky Broadcasting Group plc Notice of Annual General Meeting 2008

Resolution 17 (Special Resolution)
Adoption of new Articles
The Company proposes to adopt new Articles of Association to reflect certain provisions of the Companies Act 2006 (the 2006 Act) which have come into effect, or will come into effect in 2008. Certain changes were proposed and approved at the 2007 AGM to reflect provisions of the 2006 Act which came into force in 2007. The 2006 Act will not be fully in force until October 2009, and so it is anticipated that shareholders will be asked to approve further changes to the Company’s Articles of Association at the 2009 AGM.
The principal changes proposed to be adopted at this year’s AGM relate to provisions regarding proxies and corporate representatives at shareholder meetings, transfers of shares and directors’ conflicts of interest.
From 1 October 2008, under the 2006 Act a director has a statutory duty to avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the company’s interests. The 2006 Act allows directors of public companies to authorise conflicts or potential conflicts where the articles of association contain a provision allowing this authorisation. It is proposed that the Company’s new Articles of Association should include such a provision.
For a more detailed explanation of these and other amendments please refer to Appendix 1 to this document on page 8.
A copy of the current and proposed new Articles of Association that reflect these changes will be available for inspection during normal business hours on Monday to Friday (public holidays excepted) at the registered office of the Company and at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS up to, and including, the date of the AGM. A copy will also be available on the Company’s corporate website at www.sky.com/corporate and at The Cumberland Hotel, Great Cumberland Place, London W1H 7DL on the morning of the AGM from 15 minutes prior to the meeting until its conclusion.
Resolution 18
2008 Long-Term Incentive Plan
The Company’s current long-term incentive plan is used to make incentive share awards to the Executive Directors. This plan is due to expire in October this year and so an updated version of the plan, the 2008 Long-Term Incentive Plan (the 2008 Plan), is being put to shareholders for approval at this year’s AGM. The 2008 Plan has been updated in certain respects to reflect current market practice. The Remuneration Committee of the Board currently intends to continue to operate the long-term incentive programme using the 2008 Plan. The principal terms of the 2008 Plan are contained in Appendix 2 to this document on pages 8 to 9 and the manner in which the current long-term incentive programme is operated is described in the report on Directors’ remuneration in the Annual Report.
A copy of the 2008 Plan rules will be available for inspection during normal business hours on Monday to Friday (public holidays excepted) at the registered office of the Company and at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS up to, and including, the date of the AGM. A copy will also be available at The Cumberland Hotel, Great Cumberland Place, London W1H 7DL on the morning of the AGM from 15 minutes prior to the meeting until its conclusion.
Action to be taken
A Form of Proxy for use by shareholders in connection with the AGM has been mailed to all shareholders who appeared on the register of members at the close of business on 8 August 2008, being the latest practical date prior to publication of this circular. Electronic Proxy Appointment (EPA) is available for this year’s AGM. EPA enables shareholders to lodge their proxy appointment by electronic means via a website provided by the Company’s registrar, Equiniti Limited (the Registrar), at www.sharevote.co.uk. CREST members may use the CREST electronic proxy appointment service to submit their proxy appointment in respect of the AGM. Further information regarding the appointment of proxies and voting can be found on pages 6 and 7 of this document. Please note that all proxy votes and appointments, whether postal or electronic, must be received by the Registrar by 10.00 am on 24 September 2008.
Voting at the AGM
Voting on all Resolutions at the AGM will be by way of a poll. In line with many other public companies we will be asking shareholders who attend the meeting in person or by proxy to vote on Resolutions at the AGM using a hand held electronic voting system. This will record all votes cast for each resolution and display them on a screen providing immediate detailed results for shareholders to see.
Recommendation
Your Directors believe that the adoption of all the Resolutions will promote the success of the Company and is in the best interests of the Company and its shareholders as a whole. The Directors unanimously recommend that you vote in favour of the Resolutions as they intend to do in respect of their own beneficial holdings which amount in aggregate to 193,646 ordinary shares in the capital of the Company, representing approximately 0.01% of the ordinary shares currently in issue.
Yours sincerely,

James Murdoch
Chairman
8 August 2008

British Sky Broadcasting Group plc Notice of Annual General Meeting 2008	3

Biographies of Directors seeking reappointment
Andrew Griffith (age 37)
Executive Director
Andrew Griffith was appointed as Chief Financial Officer (CFO) and a Director of the Company on 7 April 2008. Mr Griffith joined Sky in October 1999 and has held a number of finance roles, most recently Director of Group Finance, M&A and Investor Relations. Mr Griffith previously worked at the investment bank Rothschild, where he advised a range of clients in the technology, media and telecommunications sectors. He qualified as a Chartered Accountant with Coopers & Lybrand Deloitte and holds a degree in Law from Nottingham University. Mr Griffith is a member of the 100 Group of Finance Directors.
Daniel Rimer (age 37)
Independent Non-Executive Director
Daniel Rimer was appointed as a Director of the Company on 7 April 2008. Mr Rimer is a General Partner of the venture capital firm Index Ventures Management Limited (Index Ventures) and established the firm’s London office. He currently serves on a number of boards including Joost N.V., Oanda Corporation, Spot Runner Inc., FON Wireless Limited, Stardoll Inc. and Viagogo Limited. Prior to joining Index Ventures, Mr Rimer was a General Partner of The Barksdale Group and, previously, Managing Director of Hambrecht & Quist’s (now JP Morgan) Equity Research Group.
David Evans (age 68)
Independent Non-Executive Director
David Evans was appointed as a Director of the Company on 21 September 2001. Since October 2007, Mr Evans has been Chairman of Tucker Box Entertainment Pty Limited, a television and feature film production company. Mr Evans was previously President and Chief Executive Officer (CEO) of Crown Media Holdings, Inc. and its predecessor company, Hallmark Entertainment Networks, from 1 March 1999. Prior to that, Mr Evans was President and CEO of Tele-Communications International, Inc. (TINTA) from January 1998. Mr Evans joined TINTA in September 1997 as its President and Chief Operating Officer (COO), overseeing the day-to-day operations of the company. Prior to joining TINTA, from July 1996, Mr Evans was Executive Vice President of News Corporation, President and CEO of Sky Entertainment Services Latin America, LLC, and President and COO of The Fox Television Network.
Allan Leighton (age 55)
Independent Non-Executive Director
Allan Leighton was appointed as a Director of the Company on 15 October 1999. Mr Leighton joined ASDA Stores Limited as Group Marketing Director in March 1992 and was appointed CEO in September 1996. In November 1999 he was appointed President and CEO of Wal-Mart Europe. Mr Leighton resigned from all of these positions in September 2000. Mr Leighton is currently Chairman of The Royal Mail Group and Deputy Chairman of Selfridges & Co, George Weston Ltd and Loblaws Ltd. Until January 2008, Mr Leighton was Chairman of Bhs Ltd.
James Murdoch (age 35)
Non-Executive Director and Chairman
James Murdoch was appointed as a Director of the Company on 13 February 2003 and as CEO with effect from 4 November 2003. On 7 December 2007, he was appointed Non-Executive Chairman of the Company having relinquished the role of CEO. Mr Murdoch is Executive Chairman and CEO, Europe and Asia, at News Corporation and is a member of News Corporation’s Board of Directors and Executive Committee. Between May 2000 and November 2003, he was Chairman and CEO of Star Group Limited. Mr Murdoch serves on the Board of YankeeNets and the Board of Trustees of the Harvard Lampoon. Mr Murdoch attended Harvard University.
Lord Wilson of Dinton (age 65)
Independent Non-Executive Director
Lord Wilson of Dinton was appointed as a Director of the Company on 13 February 2003. Lord Wilson retired from the Civil Service in 2002 after serving 36 years in a number of UK Government departments including the Department of the Environment (appointed Permanent Secretary in 1992), the Home Office (appointed Permanent Under Secretary in 1994), and Secretary of the Cabinet and Head of the Home Civil Service in January 1998. Since his retirement in September 2002, Lord Wilson has been Master of Emmanuel College, Cambridge. In October 2006, he became Non-Executive Chairman of C. Hoare and Co, Bankers. From April 2003 until October 2007, Lord Wilson was a Non-Executive Director of Xansa plc. Lord Wilson was made a peer in November 2002.
David F. DeVoe (age 61)
Non-Executive Director
David F. DeVoe was appointed as a Director of the Company on 15 December 1994. Mr DeVoe has been a Director of News Corporation and its CFO since October 1990. Mr DeVoe has served as Senior Executive Vice President of News Corporation since January 1996. Mr DeVoe has been a Director of NDS Group plc since October 1996.
Arthur Siskind (age 69)
Non-Executive Director
Arthur Siskind was appointed as a Director of the Company on 19 November 1991. Mr Siskind has been the Senior Advisor to the Chairman of News Corporation since January 2005. Mr Siskind has been an Executive Director of News Corporation since 1991 and was Group General Counsel of News Corporation from March 1991 until December 2004. Mr Siskind was Senior Executive Vice President of News Corporation from January 1996 until December 2004 and an Executive Vice President of News Corporation from February 1991 until January 1996. Mr Siskind has been a Director of NDS since 1996 and was a Director of News America Incorporated from 1991 until January 2005 and a Director of Star from 1993 until January 2005. Mr Siskind was Senior Executive Vice President and General Counsel of Fox Entertainment Group from August 1998 until January 2005 and a Director from August 1998 to March 2005. Mr Siskind was an Adjunct Professor of Law at the Georgetown Law Center from 2005 to 2007. Mr Siskind has been an Adjunct Professor of Law at the Cornell Law School since 2007. Mr Siskind has been a member of the Bar of the State of New York since 1962.

4	British Sky Broadcasting Group plc Notice of Annual General Meeting 2008

Notice of Annual General Meeting
Notice is hereby given under the authority of the Board that the Annual General Meeting (AGM) of British Sky Broadcasting Group plc (the Company) will be held at The Cumberland Hotel, Great Cumberland Place, London W1H 7DL on Friday 26 September 2008 at 10.00 am for the following purposes:
To consider and, if thought fit, pass the following Resolutions, of which Resolutions 1 to 14, 16 and 18 will be proposed as Ordinary Resolutions and Resolutions 15 and 17 will be proposed as Special Resolutions.
1.	To receive the financial statements for the year ended 30 June 2008, together with the reports of the Directors and Auditors thereon.

2.	To declare a final dividend for the year ended 30 June 2008.

3.	To reappoint Andrew Griffith as a Director.

4.	To reappoint Daniel Rimer as a Director.

5.	To reappoint David Evans as a Director.

6.	To reappoint Allan Leighton as a Director.

7.	To reappoint James Murdoch as a Director.

8.	To reappoint Lord Wilson of Dinton as a Director.

9.	To reappoint David F. DeVoe as a Director.

10.	To reappoint Arthur Siskind as a Director.

11.	To reappoint Deloitte & Touche LLP as Auditors of the Company and to authorise the Directors to agree their remuneration.

12.	To approve the report on Directors’ remuneration for the year ended 30 June 2008.

13.	That, in accordance with Sections 366 and 367 of the Companies Act 2006 (the 2006 Act), the Company and all companies that are subsidiaries of the Company at the time at which this Resolution is passed or at any time during the period for which this Resolution has effect are authorised to:

(a)	make political donations to political parties or independent election candidates, as defined in Sections 363 and 364 of the 2006 Act, not exceeding £100,000 in total;

(b)	make political donations to political organisations other than political parties, as defined in Sections 363 and 364 of the 2006 Act, not exceeding £100,000 in total; and

(c)	incur political expenditure, as defined in Section 365 of the 2006 Act, not exceeding £100,000 in total;

during the period beginning with the date of the passing of this Resolution and ending on 31 December 2009 or, if sooner, the conclusion of the AGM of the Company to be held in 2009, provided that the authorised sum referred to in paragraphs (a), (b) and (c) above may be comprised of one or more amounts in different currencies which, for the purposes of calculating the said sum, shall be converted into pounds sterling at the exchange rate published in the London edition of the Financial Times on the day on which the relevant donation is made or expenditure incurred (or the first business day thereafter) or, if earlier, on the day in which the Company enters into any contract or undertaking in relation to the same.

14.	That:

(a)	the Directors be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 as amended (the 1985 Act) to exercise for the period ending on the date of the next AGM all the powers of the Company to allot relevant securities up to a maximum nominal amount of £289,000,000 (being approximately 33% of the issued ordinary share capital of the Company);

(b)	by such authority the Directors may during such period make offers or agreements which would or might require relevant securities to be allotted after the expiry of such period and the Directors shall be entitled to allot relevant securities pursuant to such offer or agreement as if this authority had not expired and all unexercised authorities previously granted to the Directors to allot relevant securities be and are hereby revoked; and

(c)	for the purposes of this Resolution, words and expressions defined in or for the purposes of Part IV of the 1985 Act shall bear the same meanings herein.

15.	That,

(a)	subject to the passing of Resolution 14 set out in the notice convening the AGM of which this Resolution forms part, the Directors, pursuant to Section 95 of the 1985 Act, be empowered to allot equity securities, within the meaning of Section 94 of the 1985 Act, for cash pursuant to and during the period of the authority conferred by Resolution 14, as if Section 89(1) of the 1985 Act did not apply to any such allotment,
(i)	in connection with a rights issue; and

(ii)	(otherwise than in connection with a rights issue) up to an aggregate nominal amount of £43,500,000 (being approximately 5% of the issued ordinary share capital of the Company);
(b)	by such power the Directors may during such period make offers or agreements which would or might require equity securities to be allotted after the expiry of such period; and

(c)	for the purposes of this Resolution:
(i)	“rights issue” means a rights issue, open offer or other offer of equity securities open for acceptance for a period fixed by the Directors to holders of equity securities on the register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to treasury shares, fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised body or any stock exchange in, any territory); and

(ii)	words and expressions defined in or for the purposes of Part IV of the 1985 Act shall bear the same meanings herein.
16.	That the maximum annual aggregate sum of £750,000 payable to Directors of the Company in accordance with Article 100(1) of the Company’s Articles of Association in respect of their services in the office of director be increased to £1,500,000.

17.	That the Articles of Association contained in the document produced to the meeting and signed by the Chairman for the purposes of identification be approved and adopted as the new Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association, with effect from the conclusion of the 2008 AGM.

18.	That the rules of the British Sky Broadcasting Group 2008 Long-Term Incentive Plan (the Plan) referred to in Appendix 2 to this document and produced in draft to this meeting and, for the purposes of identification, initialled by the Chairman, be approved and the Directors be authorised to:

(a)	make such modifications to the Plan as they may consider appropriate to take account of the requirements of best practice and for the implementation of the Plan and to adopt the Plan as so modified and to do all such other acts and things as they may consider appropriate to implement the Plan; and

(b)	establish further plans based on the Plan but modified to take account of local tax, exchange control or securities laws in overseas territories, provided that any shares made available under such further plans are treated as counting against the limits on individual or overall participation in the Plan.
By order of the Board,
Dave Gormley
Company Secretary
Registered Number: 2247735
Registered Office:
Grant Way
Isleworth
Middlesex TW7 5QD
8 August 2008
Important notes regarding your general rights as a shareholder, your right to appoint a proxy and voting can be found on pages 6 to 7 of this document.

British Sky Broadcasting Group plc Notice of Annual General Meeting 2008	5

Notes
The following notes explain your general rights as a shareholder and your rights to attend and vote at the AGM or to appoint someone else to attend and vote on your behalf.
1.	The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the Register of Members of the Company (the Register) as at 6.00pm on 24 September 2008 (the Specified Time) shall be entitled to attend or vote at the AGM in respect of the number of ordinary shares in the capital of the Company registered in their names at that time. Changes to entries on the Register for certificated or uncertificated shares of the Company after the Specified Time shall be disregarded in determining the rights of any person to attend or vote at the AGM. Should the AGM be adjourned to a time not more than 48 hours after the Specified Time, that time will also apply for the purpose of determining the entitlement of shareholders to attend and vote (and for the purpose of determining the number of votes they may cast) at the adjourned AGM. Should the AGM be adjourned for a longer period, to be so entitled, shareholders must have been entered on the Register by 6.00pm two days prior to the adjourned AGM or, if the Company gives notice of the adjourned AGM, at the time specified in the notice.

2.	Any member of the Company who is unable or does not wish to attend the AGM is entitled to appoint one or more proxies to exercise all or any of his rights to attend and to speak and vote on his behalf at the meeting. A proxy need not be a member of the Company but must attend the meeting for the member’s vote to be counted. Appointing a proxy does not prevent a member from attending and voting in person if he is entitled to do so and so wishes. If a member attends the meeting in person, his proxy appointment will automatically be terminated.

3.	A member may appoint more than one proxy in relation to the meeting, provided that each proxy is appointed to exercise the rights attaching to a different share or shares held by the member. To do this a member must complete a separate Form of Proxy for each proxy. Members can copy their original Form of Proxy, or additional Forms of Proxy can be obtained from Equiniti Limited on tel no. 0871 384 2091. A member appointing more than one proxy should indicate on the relevant Forms of Proxy the number of shares for which each proxy is authorised to act on his or her behalf.

4.	To be valid any Form of Proxy must be received by hand or by post at Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6GN, not less than 48 hours before the time of the meeting. The deadline for receipt of proxy appointments also applies in relation to amended instructions. Any power of attorney or any other such authority under which the Form of Proxy is signed (or a copy of such authority certified notarially) must be included with the Form of Proxy.

5.	As an alternative to completing a hard-copy Form of Proxy, a member can appoint a proxy electronically by visiting www.sharevote.co.uk. You will need your Voting I.D., Task I.D. and Shareholder Reference number (this is the series of numbers printed under your name on the Form of Proxy). Alternatively, if you have already registered with Equiniti Limited’s online portfolio service, Shareview, you can submit your Form of Proxy at www.shareview.co.uk (click on ‘Company Meetings’). Full instructions are given on both websites. The proxy appointment and instructions should reach Equiniti Limited not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. You are advised to read the terms and conditions of use carefully. Any electronic communication found to contain a computer virus will not be accepted.

6.	CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM to be held on 26 September 2008 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. For a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with CREST specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID RA19) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

7.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

8.	Any or all joint holders of shares may attend the AGM, although only one holder may vote in person or by proxy. In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

9.	If two or more valid but differing appointments of a proxy are received in respect of the same share for use at the same meeting, the one which is last received (regardless of its date or the date of its signature) shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share.

10.	In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the Chairman of the meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the Chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described in (i) above.

6	British Sky Broadcasting Group plc Notice of Annual General Meeting 2008

11.	Any person to whom this notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a ‘Nominated Person’) may, under an agreement between him or her and the member by whom he or she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the AGM. If a Nominated Person has no such right or does not wish to exercise it, he or she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. The statement of the rights of members in relation to the appointment of proxies in notes 2 and 3 above does not apply to Nominated Persons. The rights described in these notes can only be exercised by members of the Company.

12.	Voting on all resolutions will be conducted by way of a poll rather than a show of hands. This is a more transparent method of voting as member votes are to be counted according to the number of shares held. As soon as practicable following the AGM, the results of the voting at the Meeting and the numbers of proxy votes cast for and against and the number of votes actively withheld in respect of each of the Resolutions will be announced via a Regulatory Information Service and also placed on the Company’s website www.sky.com/corporate.

13.	As at 8 August 2008 (being the last business day prior to the publication of this notice), the Company’s issued share capital consists of 1,752,842,559 ordinary shares, carrying one vote each. Therefore, the total number of voting rights in the Company as at 8 August 2008 is 1,752,842,559.

14.	As at 8 August 2008 (being the last business day prior to the publication of this notice), News UK Nominees Limited, a subsidiary of News Corporation, held 686,021,700 shares representing 39.14% of the Company’s issued share capital. A voting agreement was entered into between the Company, BSkyB Holdco Inc, News Corporation and News UK Nominees Limited on 21 September 2005 under which News UK Nominees Limited agreed to exercise voting rights at any general meeting of the Company in respect of no more than 37.19% of the total issued share capital of the Company.

15.	The following documents will be available for inspection during normal business hours on Monday to Friday (public holidays excepted) at the registered office of the Company and at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS up to, and including, the date of the AGM, and also at The Cumberland Hotel, Great Cumberland Place, London W1H 7DL on the morning of the AGM from 15 minutes prior to the meeting until its conclusion:
(i)	copies of the Executive Directors’ service contracts;

(ii)	copies of the terms of appointment for Non-Executive Directors;

(iii)	a copy of the existing Articles of Association of the Company together with a copy of the new Articles of Association proposed to be adopted by the Company pursuant to Resolution 17 set out in this notice; and

(iv)	a copy of the 2008 Long-Term Incentive Plan rules.
You may not use any electronic address provided either in this Notice of Meeting or any related documents (including the Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

British Sky Broadcasting Group plc Notice of Annual General Meeting 2008	7

Appendices
Appendix 1
Proposed New Articles
The Companies Act 2006 (the 2006 Act), which is replacing the Companies Act 1985, is being implemented in stages and will be fully in force by 1 October 2009. The new Articles of Association (Articles) that are proposed to be adopted at the AGM by Resolution 17 reflect certain provisions of the 2006 Act which are already in force or which are to come into effect on 1 October 2008, as well as some minor technical and clarifying changes.
A summary of the main differences between the current and the proposed new Articles is set out below. This summary has been prepared in order to assist shareholders in understanding the rationale for and substance of the proposed amendments. The number identifying each Article, unless otherwise indicated, corresponds to the numbering used in the new Articles.
1.	Transfer of shares (Articles 31 to 38)

Under the 2006 Act, a company must either register a transfer of shares or give the transferee notice of, and reasons for, its refusal to register the transfer. Any registration of a transfer or notice of refusal must be made or given as soon as practicable and in any event within two months from the date that the transfer is lodged with the company. The new Articles reflect these requirements. (Note that listed companies may only refuse to register a transfer in very limited circumstances, such as in the case of a transfer to more than four persons.)

2.	Proxies and corporate representatives (Articles 89 to 96)

The provisions of the Company’s Articles relating to shareholder meetings and resolutions were amended at the 2007 AGM to reflect certain provisions of the 2006 Act which came into force in 2007. The proposed new Articles incorporate certain further amendments to the provisions regarding the rights of proxies and corporate representatives at shareholder meetings. These amendments do not make any substantive changes to shareholder rights, but they clarify and update the relevant provisions to reflect developments in the interpretation of the 2006 Act since the Company’s last AGM.

3.	Directors’ appointments, interests and conflicts of interest (Articles 121 and 122)

The 2006 Act sets out directors’ general duties which largely codify the existing law but with some changes. Under the 2006 Act, from 1 October 2008 a director has a statutory duty to avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the company’s interests. The requirement is very broad and could apply, for example, if a director becomes a director of another company or a trustee of another organisation. The 2006 Act allows directors of public companies to authorise conflicts and potential conflicts where appropriate, if the Articles contain a provision to this effect. The 2006 Act also allows the Articles to contain other provisions for dealing with directors’ conflicts of interest to avoid a breach of duty.

Article 121, which is the provision for dealing with conflicts in the Company’s current Articles, allowing directors to be interested in transactions and to be an officer of or employed by or interested in a body corporate in which the company is interested, has been amended so that it confirms that such interests, offices or employment will not infringe the conflicts duty as codified in the 2006 Act.

New Article 122 gives the Directors authority to approve conflict situations including other directorships held by the Company’s Directors and includes other provisions to allow conflicts of interest to be dealt with in a similar way to the current position. It contains provisions to protect a director from being in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions will only apply where the position giving rise to the potential conflict has previously been authorised by the Directors.

There are safeguards that will apply when Directors decide whether to authorise a conflict or potential conflict. First, only Directors who have no interest in the matter being considered will be able to take the relevant decision and, secondly, in taking the decision the Directors must act in a way they consider, in good faith, will be most likely to promote the Company’s success. The Directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate.

It is the Board’s intention to report annually on the Company’s procedures for ensuring that the Board’s powers of authorisation of conflicts are operated effectively and that the procedures have been followed.

4.	Quorum (Article 125)

The proposed amendment to Article 125, which deals with the quorum requirement for Board meetings, clarifies that a director cannot count in the quorum for a matter or resolution on which he is not entitled to vote but he may count in the quorum for the other matters or resolutions to be considered or voted on at the meeting.

5.	Permitted interests and voting (Article 131)

Article 131(2)(a) deems the interests in any particular matter of persons connected with a director to be those of that director for the purpose of determining whether he or she may vote at a board meeting on that matter. This article has been amended to replace the definition of “connected person” in the 1985 Act with the slightly broader definition in the 2006 Act.

6.	The seal (Article 135)

Article 135 provides that instruments (other than share certificates) to which the seal is affixed shall be signed by two authorised persons or by a director in the presence of a witness, whereas previously the requirement was for signature by either a director and the secretary or two directors.
Appendix 2
Summary of the principal terms of the British Sky Broadcasting Group 2008 Long-Term Incentive Plan (the Plan)
Operation
The Remuneration Committee of the Board of Directors of the Company (the Committee) will supervise the operation of the Plan.
Eligibility
Any employee (including an Executive Director) of the Company and its subsidiaries will be eligible to participate in the Plan at the discretion of the Committee.
Grant of awards
Awards to acquire ordinary shares in the Company (Shares) may be granted within six weeks following the Company’s announcement of its results for any period. Awards may also be granted within six weeks of shareholder approval of the Plan or at any other time when the Committee considers there are exceptional circumstances which justify the granting of awards. Awards may be granted by the Committee or, at the request of the Committee, by the trustee of the Company’s employee benefit trust.
It is currently intended that the grant and vesting of awards will occur on the same basis as under the Company’s current long-term incentive plan. This is described in the report on Directors’ remuneration on pages 46 to 53 of the Annual Report 2008.
The Committee expects to make the first set of awards under the Plan in the summer of 2009 which is the next usual occasion for making annual awards. This will be the second grant of the current performance cycle and therefore the Committee currently intends that the levels of these awards for executive directors will be no higher than the awards made in 2008 under the current long-term incentive plan, meaning awards of no higher than 600,000 Shares for the CEO and 320,000 Shares for the CFO at a closing share price of 446.5 pence on the day before grant.
An award may take the form of a contingent right to Shares or an option with an exercise period of up to six years from grant (or such other period as the Committee decides). The Committee may impose the payment of an option price on the exercise of an option.
An award may not be granted more than 10 years after shareholder approval of the Plan.

8	British Sky Broadcasting Group plc Notice of Annual General Meeting 2008

No payment is required for the grant of an award. Awards are not transferable, except on death. Awards are not pensionable.
Performance conditions
The vesting of awards will be subject to performance conditions set by the Committee as described in the report on Directors’ remuneration on pages 46 to 53 of the Annual Report 2008.
The Committee can set different performance conditions from those mentioned above for other awards.
The Committee may amend the performance conditions applying to existing awards if an event occurs which causes the Committee to consider that the amended conditions would be a fairer measure of performance and the Committee considers the varied conditions are not more or less challenging than the original conditions would have been but for the event in question.
The Committee may impose additional conditions on the vesting of awards which are not related to performance.
Vesting of awards
Awards will normally vest three years after the start of the performance period provided the participant is still employed in the Company’s group. The extent to which an Award will vest will depend upon the degree to which the conditions imposed on vesting have been satisfied. Awards in the form of options will become exercisable on vesting.
Awards may be satisfied in cash rather than shares at the discretion of the Committee.
Leaving employment
As a general rule, an award will lapse upon a participant ceasing to hold employment or be a director within the Company’s group. However, the Committee may decide that an award should lapse on a participant becoming under notice of termination of employment, other than in relation to the compassionate circumstances described below. If a participant ceases to be an employee or a director because of his ill health, injury, disability, redundancy, retirement, his employing company or the business for which he works being sold out of the Company’s group or in other circumstances at the discretion of the Committee, his award will vest on the date when it would have vested if he had not ceased such employment or office, subject to: (i) the performance conditions measured at the time of vesting; and (ii) (unless the Committee decides otherwise) pro-rating of the award to reflect the reduced period from the start of the relevant performance period to the date of cessation.
In the case of the death of a participant, his award will vest on his death, subject to (unless the Committee decides otherwise): (i) the performance conditions measured at that time; and (ii) pro-rating by reference to the reduced period from the start of the relevant performance period to the early date of vesting.
If a participant is transferred to work in a country which has adverse tax, securities laws or exchange controls affecting his award then the Committee may allow his award to vest early to such extent as it decides.
Corporate events
In the event of a takeover or voluntary winding up of the Company (not being an internal corporate reorganisation) the Committee may decide that awards will vest early to such extent as the Committee decides.
In the event of an internal corporate reorganisation, the Committee may decide that awards will be replaced by equivalent new awards over shares in a new holding company.
If a demerger, special dividend or other similar event is proposed which, in the opinion of the Committee, would affect the market price of Shares to a material extent, then the Committee may decide that awards will vest early to such extent as the Committee decides.
Participants’ rights
Awards will not confer any shareholder rights until options have been exercised or contingent rights have vested and the participants have received their Shares.
The Committee may decide that participants will receive a payment (in cash and/or Shares) on or shortly following the exercise or vesting (as appropriate) of their awards, of an amount equivalent to the dividends that would have been paid on those Shares between the time when the awards were granted and the time when the Shares are transferred or issued to the participant. The Committee may decide that the payment will assume that the notional dividends were reinvested in Shares.
Rights attaching to Shares
Any Shares allotted when an award vests or is exercised will rank equally with Shares then in issue (except for rights arising by reference to a record date prior to their allotment).
Variation of capital
In the event of any variation of the Company’s share capital or in the event of a demerger, payment of a special dividend or similar event which materially affects the market price of the Shares, the Committee may make such adjustment as it considers appropriate to the number of Shares subject to an award and/or the exercise price payable (if any).
Overall Plan limits
The Plan may operate over new issue Shares, treasury Shares or Shares purchased in the market. It is currently intended that the Plan will operate with market-purchased Shares.
In a 10-year period, the Company may not issue (or grant rights to issue) more than 5% of the issued ordinary share capital of the Company under the Plan and any other employee share plan operated by the Company.
Treasury Shares will count as new issue Shares for the purposes of these limits unless institutional investors decide that they need not count.
Alterations to the Plan
The Committee may, at any time, amend the Plan in any respect, provided that the prior approval of shareholders is obtained for any amendments that are to the advantage of participants in respect of the rules governing eligibility, limits on participation, the overall limits on the issue of Shares or the transfer of treasury Shares, the basis for determining a participant’s entitlement to, and the terms of, the Shares or cash to be acquired and the adjustment of awards.
The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Company’s group.
Overseas Plans
The shareholder resolution to approve the Plan will allow the Board to establish further plans for overseas territories, any such plan to be similar to the Plan, but modified to take account of local tax, exchange control or securities laws, provided that any Shares made available under such further plans are treated as counting against the limits on individual and overall participation in the Plan.

British Sky Broadcasting Group plc Notice of Annual General Meeting 2008	9

British Sky Broadcasting Group plc
Grant Way, Isleworth,
Middlesex TW7 5QD, England
Telephone 0870 240 3000
Facsimile 0870 240 3060
www.sky.com
Registered in England No. 2247735

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